VIA EDGAR

May 05, 2006

Mr. Michael Fay

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549-3561

RE:

Midwest Air Group, Inc.
File No. 1-13934
Form 10-K for the Fiscal Year Ended December 31, 2005

Dear Mr. Fay:

This letter sets forth the response of Midwest Air Group, Inc. (the “Company” or “Midwest”) to the letter from the Securities and Exchange Commission dated April 18, 2006.  If you would like to discuss our responses, you may contact Curtis Sawyer at (414) 570-4001 or Chris Hennessy at (414) 570-4005.

Form 10-K: For the year ended December 31, 2005

Note 4: Financing Agreements

Credit Card Holdback

1.  In your analogy to the example in footnote 1 to SFAS 95 you have not analyzed a significant distinction.  In the example, the bank credits proceeds to a customer’s demand deposit account.  In your situation, however, the proceeds are credited directly into an account of U.S. Bank in which you have no access.  Footnote 1 to SFAS 95 indicates that cash includes demand deposits and other kinds of accounts that have the general characteristics of demand deposits in that the customer may effectively withdraw funds at any time without prior notice or penalty.  Since the cash received by U. S. Bank is at no time in a demand deposit or similar account, it is erroneous to present it as an operating cash inflow.  Consequently, please restate your financial statements to present the cash received by U.S. Bank on your behalf as a noncash investing activity in accordance with the guidance in paragraph 32 of SFAS 95.

BACKGROUND

As explained in our response dated March 31, 2006, the Company enters into daily advance ticket sales transactions.  Airline passengers purchase tickets on flights through a variety of channels.  The most popular method of ticket purchase is via credit card.  In the event a customer purchases a ticket for travel on Midwest via credit card, the travel agent “charges” the credit card and submits the credit card transaction electronically though the Automated Clearing House (ACH).   The ACH system electronically transfers cash from the customer’s credit card issuer first to Mastercard/Visa and then to U.S. Bank, the Company’s Mastercard/Visa credit card processor.  U.S. Bank receives the cash electronically on the Company’s behalf.  U.S. Bank then typically (absent the withholding described below) would remit the Company’s cash to the Company.

U.S. Bank, the Company’s MasterCard/Visa credit card processor, pursuant to an agreement between the Company and U.S. Bank, requires amounts representing 90% of the cash received related to flights purchased prior to the scheduled departure date to be maintained in an account at U.S. Bank (“Cash Reserves” or “Holdback”) to cover U.S. Bank’s potential exposure for the unused tickets.  For reasons more fully explained in our March 31, 2006 response, consumers are afforded certain protections under federal law governing the use of credit cards and as such, in the event an airline does not fulfill the travel obligation, the consumer may look to the credit card processor for a refund.  As such, credit card processors require certain cash reserves be held to protect themselves in the event of an airline bankruptcy and the ultimate failure of the airlines to provide travel services previously purchased by the consumers.  To accomplish this, U.S. Bank net settles the amount due the Company by withholding 90% of the cash received electronically through the ACH system and remitting the remainder to the Company on a daily basis.  Also on a daily basis, amounts previously withheld related to travel that has since been performed, are released by U.S. Bank and remitted to the Company.  For the above transactions, U.S. Bank is acting in a de facto agency capacity by receiving the cash on behalf of the Company and investing the Cash Reserves on behalf of the Company.

The Cash Reserves are maintained in the name and control of U.S. Bank and may be commingled with other funds of U.S. Bank.  However the amounts due the Company are tracked separately and reported daily to the Company.  The Cash Reserves earn interest while on deposit at U.S. Bank and are held in a money market fund.  The earnings on the Cash Reserves are credited to the account of the Company.

The question being addressed by this response relates to the appropriate classification of the Cash Reserves transactions within the Statement of Cash Flows.

EXAMPLE TRANSACTION AND RELATED ENTRIES

The following is an example of a hypothetical credit card ticket sale transaction and the related general ledger entries.  For purposes of this example, “Day 1” refers to the date the Company sells a ticket to a customer via a credit card transaction and “Day 2” refers to the occurrence of the scheduled flight departure.  For simplicity, the following entries assume that 100% of the proceeds are held back as a Cash Reserve by U.S. Bank.

When the Company sells a $200 ticket, the proceeds are recorded as follows (Day 1):

Dr.

Cash

$200

Cr.

Deferred Revenue

$200

To record ticket sale

Dr.

Restricted Cash

$200

Cr.

Cash

$200

To record cash restriction

At occurrence of the scheduled flight departure (Day 2):

Dr.

Cash

$200

Cr.

Restricted Cash

$200

To record the release of cash restriction

Dr.

Deferred Revenue

$200

Cr.

Revenue

$200

To record revenue related to delivery and performance of travel services

ALTERNATIVE PRESENTATION IN THE STATEMENT OF CASH FLOWS

View A below represents the Company’s current Statement of Cash Flows presentation.  View B represents an alternative presentation associated with the U.S. Bank Holdback to present Holdback activity as operating rather than investing activities.  To support operating activity presentation, View B depicts the U.S. Bank Holdback in a manner similar to an uncollected amount billed to a customer (i.e. a trade account receivable) as opposed to a collection from a customer followed by an investment in restricted cash.  View B essentially draws no distinction between a trade receivable entered into with a customer in the normal course of business from the amount due from U.S. Bank.  View C, which is the method you have proposed, represents a variation on View A with the Day 1 cash flow related to the Holdback treated as a non-cash investing activity.

The SEC comment in the April 18, 2006 comment letter, presented above, addresses only the Day 1 cash flows.  We believe that in order to determine the appropriate presentation in the Statement of Cash Flows, the combined Day 1 and Day 2 cash flows need to be considered.

VIEW A

Day 1:

Cash flows from operating activities – increase in deferred revenue

 $200

Day 1 cash provided by operating activities

 $200

Cash flows from investing activities – increase in restricted cash

($200)

Day 1 cash used in investing activities

($200)

Day 2:

Cash flows from operating activities – net income

 $200

Cash flows from operating activities – decrease in deferred revenue

($200)

Day 2 cash provided by operating activities

 $    0

Cash flows from investing activities – decrease in restricted cash

 $200

Day 2 cash provided by investing activities

 $200

Cumulative result: Net cash provided by operating activities

 $200

VIEW B

Day 1:

Cash flows from operating activities – increase in deferred revenue

 $200

Cash flows from operating activities – increase in due from U.S. Bank

($200)

Day 1 cash provided by operating activities

 $   0

Day 2:

Cash flows from operating activities – net income

 $200

Cash flows from operating activities – decrease in deferred revenue

($200)

Cash flows from operating activities – decrease in due from U.S. Bank

 $200

Day 2 cash provided by operating activities

 $200

Cumulative result: Net cash flows provided by operating activities

 $200

VIEW C

The third view, which is outlined in your April 18, 2006 comment letter, would suggest that the Company not reflect a Day 1 operating cash flow and should therefore account for all Day 1 activity as non-cash investing activity.  Under this view, the Day 1 balance sheet entry would be as follows:

Dr.

Restricted Cash

$200

Cr.

Deferred Revenue

$200

To record ticket sale

This non-cash investing activity would be disclosed, in accordance with paragraph 32 of SFAS 95.

The Day 2 entries, as previously discussed in View A, would not change.  On Day 2, the Company would reflect the following activities within the Statement of Cash Flows:

Day 2:

Cash flows from operating activities – net income

 $200

Cash flows from operating activities – decrease in deferred revenue

($200)

Day 2 cash provided by operating activities

 $    0

Cash flows from investing activities – decrease in restricted cash

 $200

Day 2 cash provided by investing activities

 $200

Cumulative result: Net cash provided by investing activities

 $200

ACCOUNTING DISCUSSION

We refer to Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (“SFAS 95”), as our primary source of accounting literature to account for the cash flow presentation related to the activity described above.  Specifically, footnote 1 of SFAS 95 states the following:

Consistent with common usage, cash includes not only currency on hand but demand deposits with banks or other financial institutions.  Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.  All charges and credits to those accounts are cash receipts or payments to both the entity owning the account and the bank holding it.  For example, a bank's granting of a loan by crediting the proceeds to a customer's demand deposit account is a cash payment by the bank and a cash receipt of the customer when the entry is made.

We have concluded the cash Holdback should be characterized as restricted funds as these funds do not meet the definition cash equivalents as discussed in paragraph 8 of SFAS 95 or the description of cash or a demand deposit as discussed in footnote 1 of SFAS 95.  As previously discussed, U.S. Bank acts in a de facto agency capacity related to the credit card funds collected from our customers on our behalf.  We believe footnote 1 of SFAS 95 can be referred to by analogy to support the de facto agency concept.  Specifically, footnote 1 of SFAS 95 provides an example of a transaction that could be viewed as non-cash and concludes the transaction should be treated as a cash transaction as follows; the bank’s granting of a loan by and crediting the proceeds to a customer’s account is a cash payment by the bank and a cash receipt of the customer when the entry is made.  In addition, we refer to a recent speech made by a staff member of the SEC’s Division of Corporation Finance at the AICPA National Conference on Current SEC and PCAOB Developments in December 2005.  The SEC speech focused on cash flows associated with dealer floor plan arrangements where a dealer finances the acquisition of inventory with a finance entity that is not affiliated with the supplier.  In this speech, the SEC Staff member noted that amounts financed are not considered trade loans; rather, they are third party loans and should be reflected as cash transactions in the dealer’s Statement of Cash Flows.  Specifically, when the unrelated finance company remits proceeds to the supplier on behalf of the dealer, the dealer should present this transaction as a financing cash inflow and as an operating cash outflow.  We believe this speech focuses on the agency relationship created when the non affiliate finance company acted on behalf on the dealer.  We believe our fact pattern as it relates to the agency concept is similar and should be afforded similar treatment related to Day 1 transactions with our customers.  Specifically, our customer has prepaid for our service on Day 1.  U.S. Bank, acting in a de facto agency capacity, receives the related customer payment on our behalf and deposits the amounts into a U.S. Bank account which is tracked separately and reported daily to the Company.  Although the cash is legally deposited with U.S. Bank, the substance of the transaction is to deposit the cash for the benefit of the Company.

It should further be noted, the transactions with U.S. Bank could have been negotiated in a manner that the funds be deposited in a Company bank account with a subsequent transfer to U.S. Bank.  We believe the order of the cash flow movement should not override the economic substance of the transaction   Based on the information described above and the relevant literature, we believe that our current presentation (View A) of the cash flow activities most appropriately depicts the movement of cash and the economic substance of the transaction with U.S. Bank as a Day 1 operating cash inflow.

We do not believe View B is appropriate because, as further discussed above, we believe the U.S. Bank Holdback is more appropriately characterized as restricted cash as opposed to a trade receivable generated in the normal course of business, and therefore, changes in restricted cash should be reflected within the investing section of the Statement of Cash Flows.

We do not support View C because the end result is that there is no operating cash flow reflected within the Statement of Cash Flows for selling tickets and performing travel service, the Company’s primary revenue producing activity.

Very truly yours,

MIDWEST AIR GROUP, INC.

Curtis E. Sawyer

Senior Vice President and Chief Financial Officer